Fund Administration Fee Schedule Exhibit A

Name Of Series	Date Added
Neiman Large Cap Value Fund	March 18, 2003
Neiman Balanced Allocation Fund	July 6, 2010
Neiman Tactical Income Fund	June 25, 2012
Neiman Opportunities Fund	March 15, 2016

Annual fee based upon average assets:

7 basis points on first $200 million 5 basis points on next $500 million 3 basis points on the balance

Minimum monthly fee: $2,000 for single series funds and an additional $500 for each additional class.

Plus out-of pocket expense reimbursements, including but not limited to:

Proxies
Special reports
Printing of Annual Prospectus, SAI, Annual and Semi-Annual Reports
Federal and state regulatory filing fees
Certain insurance premiums
Expenses from board of trustees meetings
Auditing expenses
Legal expenses

Fees and out-of-pocket expense reimbursements are billed monthly

8.